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                                                  OMB Number 3235-0287
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Koninklijke Ahold N.V.
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   (Last, First Middle)

   Albert Heijnweg 1
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   (Street)

   1507 EH Zaandam, The Netherlands
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   (City, State  Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Peapod, Inc. (PPOD)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   June, 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

                          ---------------------------
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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                       4.
                                                                                       Securities Acquired (A) or
                                                              3.                       Disposed of (D)
                                                              Transaction              (Instr. 3, 4 and 5)
                                      2.                      Code                     -----------------------------
1.                                    Transaction             (Instr. 8)                                  (A)
Title of Security                     Date                    ------------             Amount             or      Price
(Instr. 3)                            (mm/dd/yy)               Code     V                                 (D)
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(1)  Shares of Series B               June 30, 2000           P                        726,371            A       $72,637,024
     Convertible Preferred Stock
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      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                     5.                      6. Owner-
                                     Amount of               ship
                                     Securities              Form:              7.
                                     Beneficially            Direct             Nature of
                                     Owned at End            (D) or             Indirect
1.                                   of Month                Indirect           Beneficial
Title of Security                    (Instr. 3               (I)                Ownership
(Instr. 3)                           and 4)                  (Instr.4)          (Instr. 4)
------------------------------------------------------------------------------------------------------------------
(1)  Shares of Series B              726,371                 D
     Convertible Preferred Stock
==================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                     6.
                                                                                                     Date
                                                                      5.                             Exercisable and
                         2.                            4.             Number of Derivative           Expiration Date
1.                       Conversion or                 Transaction    Securities Acquired (A)        (Month/Day/Year)
Title of                 Exercise        3.            Code           or Disposed of (D)            ----------------
Derivative               Price of        Transaction   (Instr. 8)     (Instr. 3, 4 and 5)            Date          Expira-
Security                 Derivative      Date (Month/  ------         -----------------------        Exer-         tion
(Instr. 3)               Security        Day/Year)     Code    V      (A)             (D)            cisable       Date
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(1)  Warrants            $3.75           June 30, 2000 P              32,894,270                     Immed.        June 30, 2010
     (Preferred Stock)
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Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
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                          7.
                          Title and Amount
                          of Underlying
                          Securities                                              9.               10.
                          (Instr. 3 and 4)                                        Number of        Ownership
                          ----------------                                        Derivative       Form of         11.
1.                                          Amount              8.                Securities       Derivative      Nature of
Title of                                    or                  Price of          Beneficially     Security:       Indirect
Derivative                                  Number              Derivative        Owned            Direct (D)      Beneficial
Security                                    of                  Security          at End of Month  or Indirect     Ownership
(Instr. 3)                Title             Shares              (Instr. 5)        (Instr.4)        (I) (Instr. 4)  (Instr. 4)
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(1)  Warrants             Common Stock      32,894,270          See explanation   32,894,270       D
     (Preferred Stock)                                          of response
====================================================================================================================================

Explanation of Responses:

Pursuant to the terms and conditions set forth in the Purchase Agreement dated as of April 14, 2000 between the Reporting Person and the Issuer, the Reporting Person agreed to acquire (i) 726,371 shares of Series B Convertible Preferred Stock of the Issuer and (ii) warrants to purchase 32,894,270 shares of Common Stock at an exercise price of $3.75. The consideration for the Warrants (Preferred Stock) is part and parcel of the $72,637,024 purchase price of the Shares of Series B Preferred Stock.


 /s/ A.P.H.M. van Trielraden                                June 30, 2000
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.